SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: McDonald's Corporation

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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[This reference is to our shareholder letter, available at https://static1.squarespace.com/static/5d374de8aae9940001c8ed59/t/6086d84fae22461844dc25c3/16 19449936139/CtW+Inv+Grp+NYC+Comptroller+Vote+No+letter+to+McDonalds+shareholders+%284.26.

21%29+%28002%29.pdf].

[This reference is to an article in Business Insider, available at https://www.businessinsider.com/mcdonalds-investors-renew-efforts-to-oust-chairman-2021-4 ]

[This reference is to a press release by the NYC Comptroller, available at https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-ctw-investment-group-to-shareholders-vote-against-mcdonalds-executives-for-failing-to-enforce-zero-reward-policy-in-cases-of-sexual-misconduct/]